Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-XXXX) of AMR Corporation pertaining to the American Airlines Group Inc. 2013 Incentive Award Plan and Section 6.4 of the Fourth Amended Joint Chapter 11 Plan of AMR Corporation and certain of it’s direct and indirect subsidiaries of our reports dated February 20, 2013 (which contains an explanatory paragraph describing conditions that raise substantial doubt about AMR Corporation’s ability to continue as a going concern as described in Note 1 to the consolidated financial statements), with respect to the consolidated financial statements and schedule of AMR Corporation and the effectiveness of internal control over financial reporting of AMR Corporation included in its Annual Report (Form 10-K) for the year ended December 31, 2012, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Dallas, Texas

December 4, 2013